FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2019
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Robinson Humphrey, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Peachtree Road, NE., Atlanta Financial Center, South Tower 9th Floor
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1075 Peachtree St NE	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

KERRI L BARTLESON
MY COMMISSION EXPIRES SEPTEMBER 07, 2021
NOTARY PUBLIC
FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statement of Financial Condition 4
Statement of Comprehensive Income 5
Statement of Changes in Shareholder's Equity 6
Statement of Cash Flows 7
Notes to Financial Statements..8

Supplemental Information

Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and
   Exchange Commission 35
Schedule II: Computation of Determination of Reserve Requirements Under Rule
   15c3-3 of the Securities and Exchange Commission..36
Schedule III: Information Relating to Possession or Control Requirements Under
   Rule 15c3-3 of the Securities and Exchange Commission...37



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of SunTrust Robinson Humphrey, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of comprehensive income, changes in shareholder's equity and cash flows of SunTrust Robinson Humphrey, Inc. (Predecessor) (the "Company") for the period from January 1, 2019 through December 6, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the period from January 1, 2019 through December 6, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Atlanta, Georgia
April 1, 2020

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 1075 Peachtree Street Suite 2600 Atlanta GA 30309
T: 678-419-1000, F: 678-419-1239, www.pwc.com



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of SunTrust Robinson Humphrey, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SunTrust Robinson Humphrey, Inc. (Successor) (the "Company") as of December 31, 2019, and the related statements of comprehensive income, changes in shareholder's equity and cash flows for the period from December 7, 2019 through December 31, 2019, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from December 7, 2019 through December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, the Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information

PricewaterhouseCoopers LLP, 1075 Peachtree Street Suite 2600 Atlanta GA 30309
T: 678-419-1000, F: 678-419-1239, www.pwc.com

2



Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
April 1, 2020

We have served as the Company's auditor since 2019.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition

As of December 31, 2019
(In Thousands, Except Share Amounts)

Assets

Cash and cash equivalents	$ 11,927
Securities segregated under Federal and other regulations	30,296
Deposits with clearing organizations	33,961
Receivables from brokers and dealers	52,080
Customer receivables	6,259
Due from related parties	6
Securities purchased under agreements to resell	753,433
Securities borrowed	430,728
Securities owned and derivatives:	
U.S. government and agency obligations	852,677
Corporate debt and other securities	679,353
Commercial paper	555,302
State and municipal obligations	46,405
Derivatives	342
Total securities owned and derivatives (including encumbered securities of $1,394,802)	2,134,079
Goodwill and other intangibles, net of accumulated amortization of $306	150,046
Accrued interest and other income receivable	55,794
Net deferred tax assets	28,151
Right of use assets	54,996
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $333	15,264
Net receivables for unsettled securities transactions	126,668
Other assets	5,577
Total assets	3,889,265

Liabilities and shareholder's equity
Liabilities

Securities sold under agreements to repurchase	1,576,030
Securities sold but not yet purchased and derivatives	832,811
Lines of credit payable to related parties	125,000
Accrued interest payable and other liabilities	31,083
Accrued compensation and benefits	68,362
Income taxes payable to parent	8,918
Payables to brokers and dealers	40,349
Customer payables	1,218
Due to related parties	12,343
Lease liabilities	57,284
Total liabilities	2,753,398

Shareholder's equity:

Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding	100
Additional paid-in capital	1,135,168
Retained earnings	599
Total shareholder's equity	1,135,867
Total liabilities and shareholder's equity	$ 3,889,265

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Comprehensive Income

(In Thousands)

	Predecessor	Successor
	Period from January 1, 2019 through December 6, 2019	**Period from December 7, 2019 through December 31, 2019**
Revenues		
Corporate finance fees	$ 199,566	$ 25,398
Underwriting fees	206,284	8,479
Interest	99,144	5,690
Commissions	47,949	4,407
Trading gains, net of losses	40,815	3,612
Total revenues	593,758	47,586
Expenses		
Compensation and benefits	238,704	20,798
Fees paid to related parties	133,509	12,104
Interest	67,104	3,613
Outside processing and software	38,054	2,714
Occupancy and equipment	20,535	1,725
Investment banking deal expenses	15,442	329
Marketing and customer development	7,076	351
Other	15,073	5,332
Total expenses	535,497	46,966
Income before income taxes	58,261	620
Provision for income taxes	11,650	21
Net income	$ 46,611	$ 599
Other comprehensive income	–	–
Total comprehensive income	$ 46,611	$ 599

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Changes in Shareholder's Equity

(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Predecessor				
Balance, December 31, 2018	$ 100	$ 596,370	$ 475,188	$ 1,071,658
Net income	–	–	46,611	46,611
Balance, December 6, 2019	$ 100	$ 596,370	$ 521,799	$ 1,118,269
Successor				
Balance, December 7, 2019	$ 100	$ 1,132,663	$ –	$ 1,132,763
Net income	–	–	599	599
Capital contribution from parent	–	2,505	–	2,505
Balance, December 31, 2019	$ 100	$ 1,135,168	$ 599	$ 1,135,867

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Cash Flows

(In Thousands)

	Predecessor	Successor
	Period from January 1, 2019 through December 6, 2019	**Period from December 7, 2019 through December 31, 2019**
Operating activities		
Net income	46,611	599
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,538	454
Deferred tax expense (benefit)	1,041	(2,179)
(Increase) decrease in operating assets:		
Securities owned and securities segregated under Federal and other regulations	(371,367)	195,534
Securities purchased under agreements to resell and securities borrowed	449,513	(99,090)
Net receivable for unsettled securities transactions	(8,061)	(23,473)
Receivables	(75,803)	13,538
Other assets	(7,090)	5,316
Increase (decrease) in operating liabilities:		
Securities sold but not yet purchased	(126,118)	(148,494)
Securities sold under agreements to repurchase	84,310	52,500
Accrued compensation and benefits	20,220	1,650
Accrued interest payable and other liabilities	(13,977)	11,051
Income taxes payable	7,203	1,715
Net payable for unsettled securities transactions	-	
Net cash provided by operating activities	11,020	9,121
Investing activities		
Capital expenditures	(11,020)	-
Net cash used in investing activities	(11,020)	-
Financing activities		
Capital contribution from Parent	-	2,505
Net cash provided by financing activities	-	2,505
Net change in cash and cash equivalents	-	11,626
Cash and cash equivalents, beginning of period	301	301
Cash and cash equivalents, end of period	$ 301	$ 11,927
Supplemental cash flow information		
Cash paid:		
Interest	$ 68,360	$ 4,942
Income taxes paid to Parent	$ 2,497	$ -
Total lease payments	$ 20,335	$ 662

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

December 31, 2019

1. Organization and Nature of Business

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of Truist Financial Corporation (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company self-clears fixed-income transactions, with the exception of Euroclear transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

On December 6, 2019, SunTrust Banks, Inc. ("STI") was acquired by BB&T Corporation ("BB&T") in an all-stock Merger. A new corporate headquarters for the combined company was established in Charlotte, North Carolina, and it operates under a new name and brand, Truist Financial Corporation.

The Parent's acquisition method of accounting has been pushed-down to establish a new accounting basis for the Company beginning as of December 7, 2019. Accordingly the accompanying Statements of Comprehensive Income, Changes in Shareholder's Equity, and Cash Flows are presented for two periods, Predecessor and Successor, which relate to the accounting periods preceding and succeeding the combination. The Predecessor period ("Predecessor") includes results of operations and cash flows for the period January 1, 2019 through December 6, 2019. The Successor period ("Successor") includes results of operations and cash flows for the period December 7, 2019 through December 31, 2019. The Predecessor and Successor period have been separated by a vertical line on the face of the financial statements to highlight that the financial information for the periods has been prepared under two different bases of accounting.

The preliminary allocation to the Company based on its relative fair value of identifiable tangible and intangible assets and liabilities is as follows:

Assets

Cash and cash equivalents	$ 301
Securities segregated under Federal and other regulations	30,315
Deposits with clearing organizations	39,873
Receivables from brokers and dealers	16,839
Customer receivables	36,230
Due from related parties	5,676
Securities purchased under agreements to resell	653,610
Securities borrowed	431,461
Securities owned and derivatives:	
U.S. government and agency obligations	1,150,567
Corporate debt and other securities	708,525
Commercial paper	462,124
State and municipal obligations	7,636
Derivatives	742
Total securities owned and derivatives	2,329,594
Other intangibles	13,500
Accrued interest and other income receivable	75,813
Net deferred tax assets	23,229
Right of use assets	56,285
Furniture, equipment, and leasehold improvements	15,595
Net receivables for unsettled securities transactions	103,195
Other assets	4,694
Total assets	3,836,210

Liabilities

Securities sold under agreements to repurchase	1,523,530
Securities sold but not yet purchased and derivatives	981,305
Lines of credit payable to related parties	131,881
Accrued interest payable and other liabilities	30,919
Accrued compensation and benefits	64,427
Income taxes payable to parent	4,173
Payables to brokers and dealers	19,371
Customer payables	24,481
Due to related parties	1,456
Lease liabilities	58,756
Total liabilities	2,840,299
Net identifable assets acquired	995,911
Goodwill	136,852
Total purchase price	$ 1,132,763

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values.

Deposits with Clearing Organizations

Participants in clearing organizations are required to maintain a minimum cash deposit as part of their daily clearing fund requirement. The calculation of the amount required to be on deposit is based on the outstanding trades through the clearing organization.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced. These amounts are included in securities borrowed in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of

financial condition and interest income in the statement of comprehensive income. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable and other liabilities on the statement of financial condition and interest expense in the statement of comprehensive income. The carrying amount of collateralized securities transactions is deemed to be a reasonable estimate of their fair value. For additional information on the Company's activities related to collateralized securities transactions see Note 6, *Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase.*

Securities Owned, Securities Sold But Not Yet Purchased

Realized and unrealized gains and losses are included in trading gains, net of losses, in the statement of comprehensive income. Realized gains on the sales of securities are generally determined based on the sale of positions held on a first-in, first-out basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions for which the last quoted ask price is used. Amounts receivable and payable for securities transactions that have not reached their contractual final settlement date are recorded net in net receivables for unsettled securities transactions on the statement of financial condition.

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. For additional information on the Company's activities related to securities owned, securities sold but not yet purchased, and derivatives see Note 6, *Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase.*

Goodwill and Other Intangibles

The Company principally operates in one segment where all the assets and liabilities have been assigned to the single reporting unit. The Company tests goodwill on an annual basis for impairment and as events occur or circumstances change that would more-likely-than-not reduce the fair value below its carrying amount. There were no such impairments for the predecessor period ended December 6, 2019 or the successor period ended December 31, 2019.

Other intangible assets, which are determined to have finite lives, are amortized over their useful lives based upon estimated economic benefits received.

Income Taxes

The Company's provision for income taxes is based on income and expense reported for financial statement purposes after adjustments for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Subsequent changes in the tax laws require adjustment to these deferred assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the provision for income taxes, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the provision for income taxes.

The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by STI for the Predecessor period. The Company's operating results are included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent for the Successor period. The method of allocating federal income tax expense is determined under tax allocation agreements between the Company and STI for the Predecessor period, and between the Company and the Parent for the Successor period. The allocation agreements specify that the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by STI for the Predecessor period and by Parent for the Successor Period. For additional information on the Company's activities related to income taxes see Note 12, *Income Taxes*.

Leases

The Company leases certain assets, consisting primarily of real estate, and assesses at contract inception whether a contract is, or contains, a lease. A right-of-use asset and lease liability is recorded on the balance sheet for all leases except those with an original lease term of twelve months or less. For additional information on the Company's activities related to leases see Note 8, *Leases*.

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed predominantly using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease. The Company reviews its long-lived assets, primarily leasehold improvements and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. There were no such impairments for the predecessor period year ended December 6, 2019 or the successor period ended December 31, 2019. For additional information on the Company's activities related to income furniture, equipment, and leasehold improvements see Note 9, *Furniture, Equipment, and Leasehold Improvements*.

Related Party Transactions

The Company engaged in various transactions with SunTrust Bank ("STB") during the predecessor period and Truist Bank ("TB") during the successor period, which provides certain management services and staff support functions for all of its affiliates, and the Company pays a fee based on the corporate service agreement. The Company paid negotiated referral fees to STB (during the predecessor period) and TB (during the successor period) for sales involving customers. The predecessor and successor earned revenue from affiliates for providing certain corporate finance, underwriting, and trading services based on the terms within the agency services agreement. For additional information on the Company's activities related to related party transactions see Note 11, *Transactions with Related Parties*.

Revenue Recognition

The following table reflects the Company's total revenue disaggregated by the amount that is in scope and out of scope of ASC Topic 606. The commentary following the table describes the Company's accounting policies for recognizing revenue, including the nature and timing of each revenue stream. The Company's contracts with customers generally do not contain terms that require significant judgment to determine the amount of revenue to recognize, the timing of when a customer obtains control of services, or the amount of costs incurred to obtain or fulfill a contract with a customer.

Predecessor

January 1, 2019 through December 6, 2019

	In Scope		Out of Scope		Total	
Corporate finance fees	$	66,827	$	132,739	$	199,566
Underwriting fees		206,284				206,284
Interest				99,144		99,144
Commissions		47,949				47,949
Trading gains, net of losses				40,815		40,815
Total revenues	$	321,060	$	272,698	$	593,758

Successor

December 7, 2019 through December 31, 2019

	In Scope		Out of Scope		Total	
Corporate finance fees	$	7,211	$	18,187	$	25,398
Underwriting fees		8,479				8,479
Interest				5,690		5,690
Commissions		4,407				4,407
Trading gains, net of losses				3,612		3,612
Total revenues	$	20,097	$	27,489	$	47,586

Corporate finance fees, which primarily include in-scope M&A, asset finance, investment services, and remarketing fees as well as out of scope loan syndication fees, are negotiated based on specific services offered. The execution of in scope services related to these fees represents the completion of the related performance obligations with payments for these services settling shortly after execution.

The Company assists corporate clients in raising capital by offering equity or debt securities to potential investors. Underwriting fees are recorded as the performance obligations are completed on the trade date when the Company, as a member of an underwriting syndicate, purchases the securities from the issuer and sells the securities to third party investors. Each member of the syndicate is responsible for selling its portion of the underwriting and is liable for the proportionate costs of the underwriting; therefore, the Company's portion of underwriting expense is presented gross of underwriting fees as investment banking deal expenses on the statement of comprehensive income. The transaction price is based on a percentage of the total transaction amount and payments are settled shortly after the trade date.

Commissions are earned primarily for trade execution services, which represent the Company's performance obligation. Commissions earned on the trade date are recognized at that point in time, with related expenses presented gross of commission revenue in outside processing and software in the statement of comprehensive income. Payments are settled shortly after trade date.

The Company recognizes trading gains, net of losses, from the purchase and sale of securities. The Company also recognizes trading gains, net of losses, as a result of changes in the fair value of securities. The Company's securities owned, securities owned but not yet purchased, and derivatives include various types of debt and equity securities. For additional information see section regarding securities owned, securities sold but not yet purchased, and derivatives in Note 2, *Summary of Significant Accounting Policies,* and Note 7, *Fair Value of Financial Instruments*.

The Company has elected the practical expedient to exclude disclosure of unsatisfied performance obligations for contracts with an original expected length of one year or less. At December 31, 2019, the Company does not have any material contract assets or liabilities. The amount of receivables from contracts with customers was about $41.7 million recorded within accrued interest and other income receivable on the statement of financial condition relating to its revenue streams within the scope of ASC Topic 606.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments.* This ASU along with its subsequent related ASUs create and amend ASC Topic 326, Financial Instruments - Credit Losses, which replaces the incurred loss impairment methodology with a current expected credit loss methodology for financial instruments measured at amortized cost and other commitments to extend credit. For this purpose, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of voluntary prepayments and considering available information about the collectability of cash flows, including information about past events, current conditions, and reasonable and supportable forecasts. The resulting allowance for credit losses is deducted from the amortized cost basis of the financial assets to reflect the net amount expected to be collected on the financial assets. Additional quantitative and qualitative disclosures are required upon adoption. The Company adopted these ASUs on January 1, 2020, and it did not have an impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases*. This ASU creates ASC Topic 842, *Leases,* and supersedes ASC Topic 840, *Leases*. The ASU requires lessees to recognize right-of-use assets and associated liabilities that arise from leases, with the exception of short-term leases. The Company adopted ASC Topic 842, *Leases,* on January 1, 2019 using a modified retrospective transition approach. As permitted by ASC 842, the Company elected not to reassess

(i) whether any expired or existing contracts are leases or contain leases, (ii) the lease classification of any expired or existing leases, and (iii) the initial direct costs for existing leases. Upon adoption, the Company recognized $54.3 million and $67.6 million in right-of-use assets and associated lease liabilities on its statement of financial condition. The amount of the right-of-use assets and associated lease liabilities recorded upon adoption was based primarily on the present value of unpaid future minimum lease payments, the amount of which is based on the population of leases in effect at the date of adoption. This ASU did not have a material impact on the timing of expense recognition in these financial statements.

In January 2017, the FASB issued ASU 2017-04, *Intangibles-Goodwill and Other*. This ASU amends ASC Topic 350, *Intangibles-Goodwill and Other,* to simplify the subsequent measurement of goodwill, by eliminating Step 2 from the goodwill impairment test. The amendments require an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. The Company is a single reporting unit where all the assets and liabilities have been assigned to the single reporting unit. Entities should recognize an impairment charge for the amount by which the reporting unit's carrying amount exceeds its fair value, but the loss recognized should not exceed the total amount of goodwill allocable to that reporting unit. This ASU must be applied on a prospective basis. The Company adopted this ASU on January 1, 2020. The standard does not currently have an impact on the Company's financial statements; however, if subsequent to the adoption, the carrying amount of the reporting unit exceeds its respective fair value, the Company would be required to recognize an impairment charge for the amount by which carrying value exceeds the fair value.

4. Subsequent Events

On January 30, 2020 the World Health Organization declared the coronavirus ("COVID-19") outbreak a public health emergency, and it later declared the outbreak a pandemic on March 11, 2020. The Company is closely monitoring the COVID-19 pandemic and its effects on clients, counterparties and the financial markets in which the Company conducts business. The Company expects the effects of this widespread health crisis, which include disruptions or restrictions in clients' supply chains, closures of clients' facilities or decreases in demand for clients' products and services, to adversely impact economic growth. Also related to the health crisis, the United States has been operating under a presidentially declared emergency since March 13, 2020, with various actions by the United States Congress, the federal financial institution regulatory agencies, state banking agencies, and the SEC and FINRA, as applicable to the Company and its Parent, to mitigate the effects of the health crisis. At this time, impacts of the coronavirus pandemic and various governmental and regulatory actions on the Company's financial condition and results of operations are not quantifiable; however, the impact to the statement of comprehensive income could be significant.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Notes to Financial Statements (continued)

December 31, 2019

On February 14, 2020 TB received approval from FINRA to merge BB&T Securities institutional business into the Company. The transaction is expected to be completed later in 2020. The Company evaluated subsequent events through the date its financial statements were issued.   Based upon this evaluation, it was determined that, other than what is already disclosed, no other material events or transactions occurred that require recognition or disclosure in these financial statements.

5. Securities Segregated Under Federal and Other Regulations

At December 31, 2019, a U.S. Treasury security with a fair value of $30.3 million has been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

6. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities. Securities borrowed are collateralized primarily by corporate securities. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities borrowed are primarily used to cover firm short positions. Securities purchased under agreements to resell are used to cover firm short positions or are subsequently sold under agreements to repurchase to earn a spread. Securities sold under agreements to repurchase are primarily used to fund firm trading inventory. The Company takes possession of all securities purchased under agreements to resell and securities borrowed and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. On the acquisition date of these securities, the Company and the related counterparty agree on the amount of collateral required to secure the principal amount loaned under these arrangements. The Company monitors collateral values daily and calls for additional collateral to be provided as warranted under the aforementioned agreement. The Company has policies and procedures to manage market risk associated with client trading and assumes a limited degree of market risk by managing the size and nature of its exposure.

The following table is the Company's securities borrowed and securities purchased under agreements to resell as of December 31, 2019.

Securities borrowed	$	430,728
Securities purchased under agreements to resell		753,433
Total securities borrowed and securities purchased to resell	$	1,184,161

The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2019 (in thousands):

	Overnight maturities	Term ≤ 30 days	Total	Fair Market Value of Collateral
U.S. government and agency obligations	$ 737,030	$ 212,721	$ 949,752	$ 971,347
Corporate debt and other securities	310,000	316,279	626,279	671,645
Total collateral pledged	$ 1,047,030	$ 529,000	$ 1,576,030	$ 1,642,992

Securities purchased under agreements to resell and securities sold under agreements to repurchase are governed by a master repurchase agreement. Under the terms of the master repurchase agreement, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the nondefaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and accordingly, do not include excess collateral received/pledged. None of the Company's repurchase and reverse repurchase transactions met the right of setoff criteria at December 31, 2019.

The following table includes the amount of collateral pledged or received related to exposures subject to enforceable Master Repurchase Agreements as of December 31, 2019. While these agreements are typically over-collateralized, GAAP requires disclosure in this table to limit the amount of such collateral to the amount of the related recognized asset or liability for each counterparty.

(In thousands)	Gross Amount	Amount Offset	Net Amount Presented in the Statement of Financial Condition	Held/Pledged Financial Instruments	Net Amount
Assets					
Securities purchased under agreements to resell	$ 753,433	$ -	$ 753,433	$ 751,112	$ 2,321
Securities borrowed	430,728	-	430,728	415,907	14,821
Total Assets	$ 1,184,161	$ -	$ 1,184,161	$ 1,167,019	$ 17,142
Liabilities					
Securities sold under agreements to repurchase	$ 1,576,030	$ -	$ 1,576,030	$ 1,575,910	$ 120
Total Liabilities	$ 1,576,030	$ -	$ 1,576,030	$ 1,575,910	$ 120

7. Fair Value of Financial Instruments

The Company's recurring fair value measurements are based on a requirement to carry certain assets and liabilities at fair value. The carrying value of financial instruments presented on the statement of financial condition that are not measured at fair value approximates fair value. Assets and liabilities that are required to be measured at fair value on a recurring basis include securities owned, securities segregated under Federal and other regulations, and securities sold but not yet purchased, and are classified, on the basis of the measurement inputs employed, as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves gathering multiple sources of information, including broker quotes, values provided by pricing services, trading activity in other identical or similar securities, market indices, and pricing matrices, along with employing various modeling techniques such as

discounted cash flow analyses, in arriving at the best estimate of fair value. When observable market prices for the asset or liability are not available, the Company employs various modeling techniques, such as discounted cash flow analyses, to estimate fair value. Models used to produce material financial reporting information are validated prior to use and following any material change in methodology. Their performance is monitored at least quarterly, and any material deterioration in model performance is escalated.

The Company has formal processes and controls in place to support the appropriateness of its fair value estimates. For fair values obtained from a third party, or those that include certain trader estimates of fair value, there is an independent price validation function that provides oversight for these estimates. For level 2 instruments and certain level 3 instruments, the validation generally involves evaluating pricing received from two or more third party pricing sources that are widely used by market participants. The Company evaluates this pricing information from both a qualitative and quantitative perspective and determines whether any pricing differences exceed acceptable thresholds. If thresholds are exceeded, the Company assesses differences in valuation approaches used, which may include contacting a pricing service to gain further insight into the valuation of a particular security or class of securities to resolve the pricing variance, which could include an adjustment to the price used for financial reporting purposes.

The Company classifies instruments within level 2 in the fair value hierarchy when it determines that external pricing sources estimated fair value using prices for similar instruments trading in active markets. A wide range of quoted values from pricing sources may imply a reduced level of market activity and indicate that significant adjustments to price indications have been made. In such cases, the Company evaluates whether the asset or liability should be classified as level 3.

Determining whether to classify an instrument as level 3 involves judgment and is based on a variety of subjective factors, including whether a market is inactive. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed.

The following table presents securities segregated under Federal and other regulations such as securities owned, securities sold but not yet purchased, and derivatives measured at fair value on a recurring basis:

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Notes to Financial Statements (continued)

December 31, 2019

(In Thousands)	Level 1	Level 2	Level 3	Netting Adjustments[1]	Total Assets / Liabilities
Fair Value Measurements at December 31, 2019					
Securities segregated under Federal and other regulations:					
U.S. government and agency obligations	$ -	$ 30,296	$ -	$ -	$ 30,296
Securities owned and derivatives:					
U.S. government and agency obligations	$ -	$ 852,677	$ -	$ -	$ 852,677
Corporate debt and other securities	44,026	635,327	-	-	679,353
Commercial paper	-	555,302	-	-	555,302
State and municipal obligations	-	46,405	-	-	46,405
Derivatives	-	1,496	-	(1,154)	342
Total securities owned and derivatives	$ 44,026	$ 2,091,207	$ -	$ (1,154)	$ 2,134,079
Securities sold but not yet purchased and derivatives:					
U.S. government and agency obligations	$ -	$ 380,107	$ -	$ -	$ 380,107
Corporate debt and other securities	18,119	434,200	-	-	452,319
Derivatives	-	2,549	-	(2,164)	385
Total securities sold but not yet purchased and derivatives	$ 18,119	$ 816,856	$ -	$ (2,164)	$ 832,811

[1]Amounts represent offsetting cash collateral received from, and paid to, the same derivative counterparties, and the impact of netting derivative assets and derivative liabilities when a legally enforceable master netting agreement or similar agreement exists.

The amount of trading gains, net of losses, as shown in the statement of comprehensive income includes $3.1 million net loss on positions still held as of December 31, 2019.

U.S. government and agency obligations

The Company classifies U.S. Treasury securities as level 2. Securities issued by federal agencies consist of debt obligations issued directly by Fannie Mae, Freddie Mac, FHLB, and FFCB in addition to debt obligations collateralized by loans that are guaranteed by the Small Business Administration (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. These debt obligations are classified as level 2 in the fair value hierarchy. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S.

government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. The Company derives value for these obligations based on trading activity in secondary markets and new issue pricings in the primary market. These obligations are classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

Corporate debt and other securities are predominantly debt obligations of domestic corporations and non-agency ABS securities that are classified as level 2. The Company estimates the fair value of these securities based on observable pricing from executed trades of similar instruments. The Company's other securities also include exchange-traded equity securities and money market mutual funds for which pricing is readily available and are therefore classified as level 1.

Commercial paper

The Company trades commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

Derivatives

The Company records all contracts accounted for as derivatives at fair value in the securities owned and derivatives or securities sold but not yet purchased and derivatives in the accompanying statement of financial condition. Accounting for changes in the fair value of a derivative is dependent upon whether or not it has been designated in a formal, qualifying hedging relationship. None of the Company's derivatives have been designated in a formal, qualifying hedging relationship. The Company offsets all outstanding derivative transactions with a single counterparty as well as any cash collateral paid to and received from that counterparty for derivative contracts that are subject to the International Swaps and Derivatives Association or other legally enforceable netting arrangements and meet accounting guidance for offsetting treatment.

To-Be-Announced (TBA) Securities

Transactions in mortgage-backed to-be-announced (TBA) securities are considered forward contracts and are accounted for as derivatives. Therefore, they are reflected in securities owned and derivatives and securities sold but not yet purchased and derivatives on the statement of financial position and in trading gains, net of losses, on the statement of comprehensive income. The unrealized gains and losses on these transactions are classified as level 2 in the fair value hierarchy. These instruments are used to meet the needs of customers and manage market risks, and they are subject to varying degrees of market and counterparty credit risk. The Company estimates fair value on these securities based on pricing from observable trading activity of similar securities or from a third party pricing service. At December 31, 2019, the gross notional value of the derivatives was $1.7 billion. The gross fair value of derivative assets was $1.5 million, less $868 thousand of legally enforceable master netting agreements and $286 thousand of cash collateral held. The gross fair value of derivative liabilities was $2.5 million, less $868 thousand of legally enforceable master netting agreements and $1.3 million of cash collateral pledged. The amounts of losses, net of gains, recognized in income were $14.7 million and $565 thousand for the predecessor and successor periods ended December 6, 2019 and December 31, 2019, respectively.

8. Leases

The Company leases certain office facilities under operating leases that expire through 2025, some of which have stated rate increases. All right-of-use assets include one or more renewal options for five years or less, and most of these leases also include lessee termination options. At lease commencement, the Company assesses whether it is reasonably certain to exercise a renewal option, or reasonably certain not to exercise a termination option, by considering various economic factors. Options that are reasonably certain of being exercised are factored into the

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Notes to Financial Statements (continued)

December 31, 2019

determination of the lease term, and related payments are included in the calculation of the right-of-use asset and lease liability. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component for all of its real estate leases. Variable costs, such as maintenance expenses, property and sales taxes, association dues and index based rate increases, are expensed as they are incurred.

	Predecessor Period from January 1, 2019 through December 6, 2019		Successor Period from December 7, 2019 through December 31, 2019	
Operating leases	$	11,655	$	1,177
Variable leases		2,380		244
Total lease expense	$	14,035	$	1,421
Short-term lease expense		10,134		(162)

The weighted average remaining lease term for leases as of December 31, 2019 was 3.8 years. Minimum rental commitments on leases for each of the following years ending December 31, 2019 are as follows (in thousands):

2020	$	15,084
2021		16,433
2022		16,282
2023		8,209
2024		3,159
Thereafter		169
Total minimum lease payments	$	59,336
Less: Imputed interest		2,051
Present value of lease liabilities	$	57,284

The Company uses its incremental borrowing rate to calculate the present value of lease payments when the interest rate implicit in the lease is not disclosed. The weighted average discount rate used to calculate the net present value of the future lease payments that determine the lease liability was 1.86% as of December 31, 2019. The right-of-use asset and lease liability

are not remeasured as a result of any subsequent change in the index or rate unless remeasurement is required for another reason.

9. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following (in thousands):

	Useful Life	As of December 31, 2019
Leasehold improvements	1-30 years	$ 10,353
Furniture and equipment	1-20 years	4,384
Construction-in-process		860
		15,597
Less: Accumulated depreciation		(333)
Total premises and equipment		$ 15,264

The related depreciation and amortization expenses for the predecessor period ended December 6, 2019 were $1.6 million and $2.6 million, respectively, and the related depreciation and amortization expenses for the successor period ended December 31, 2019 were $53 thousand and $191 thousand, respectively, and is included in occupancy and equipment in the statement of comprehensive income.

10. Employee Benefits

At December 31, 2019, restricted stock units and phantom stock units were outstanding from equity-based compensation plans that have been approved by the Parent's shareholders and plans assumed from acquired entities. Those plans are intended to assist the Company in recruiting and retaining employees, directors and independent contractors and to align the interests of eligible participants with those of the Parent and its shareholders. All incentive awards are subject to clawback provisions.

The majority of outstanding awards and awards available to be issued relate to plans that allow for accelerated vesting of awards for holders who retire and have met all retirement eligibility requirements or in connection with certain other events. Until vested, certain of these awards are subject to forfeiture under specified circumstances.

Generally, grants to employees either cliff vest after three years or vest pro-rata annually over three years. Restricted stock units grants may be subject to one or more criteria, including employment, performance, or other conditions. Compensation cost for restricted stock units is generally equal to the fair value of the shares on the grant date of the award and is amortized to compensation expense over the vesting period. Dividends are paid on awarded but unvested restricted stock.   The Parent accrues and reinvests dividends in equivalent shares of the Parent's common stock for unvested restricted stock unit awards, which are paid out when the underlying restricted stock unit award vests.   The Parent allocates restricted stock units and phantom stock units expense to the Company. The Company's restricted stock unit and phantom stock unit expense for the predecessor period ending December 6, 2019 and successor period ending December 31, 2019 was $33.6 million and $2.6 million, respectively, which is included in compensation and benefits expense in the statement of comprehensive income.   At December 31, 2019, there was $30.1 million of unrecognized stock-based compensation expense related to nonvested restricted stock units and phantom stock units.

The Company's expense related to the pension plan and other employee benefits for the predecessor period ending at December 6, 2019 and the successor period ending December 31, 2019 was $21.4 million and $1.0 million, respectively, all of which is included in compensation and benefits expense in the statement of comprehensive income.

11. Transactions with Related Parties

During the year, the Company engaged in various transactions with STB (during the predecessor period) and TB (during the successor period), which provides certain management services and staff support functions for its affiliates. The total costs for these services are allocated among the affiliates in accordance with a corporate services agreement. In 2019, the cost of these services allocated to the Company predecessor and successor periods ending December 6, 2019 and December 31, 2019 were $71.6 million and $6.8 million, respectively, which is included in fees paid to related parties in the statement of comprehensive income. In addition, the Company pays various negotiated referral fees to TB for sales involving customers of TB. In 2019, the Company predecessor and successor incurred total referral fee expenses from TB of $61.8 million and $5.2 million, respectively, which is included in fees paid to related parties in the statement of comprehensive income. In addition to paying for services and referral fees, the Company earns revenue from affiliates for providing certain corporate finance, underwriting, and trading services. For such activities in 2019, the Company earned $1.9 million revenue during the predecessor period and had no revenue during the successor period, which is included in the respective line items in the statement of comprehensive income.

During 2019, the Company held certain debt securities issued by the Parent and its subsidiaries that were purchased by the Company in secondary markets. At December 31, 2019, $42.5

million of these debt securities were included in securities owned and $26.3 million of these debt securities were included in securities sold but not yet purchased in the statement of financial condition.

Balances with respect to related parties at December 31, 2019, are (in thousands):

Cash and cash equivalents	$	11,927
Due from related parties		6
Securities owned		42,461
Securities sold but not yet purchased		26,273
Due to related parties		12,343
Lines of credit payable to related parties		125,000
Income tax payable to Parent		2,497

	Predecessor	Successor
	Period from January 1, 2019 through December 6, 2019	**Period from December 7, 2019 through December 31, 2019**
Revenues:		
Corporate finance fees	$ 1,970	$ 1,022
Expenses:		
Interest	4,174	233
Fees paid to related parties	133,509	12,104

As of December 31, 2019, the Company had a $300 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 2.66% at December 31, 2019, with interest due monthly. At December 31, 2019, the outstanding balance on this unsecured line of credit was $125 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $400 million committed unsecured line of credit with TB. The line of credit has a stated interest rate equal to one month LIBOR plus 1.75% per annum. The interest rate at December 31, 2019 was 3.54%, with interest due monthly. At December 31, 2019, there was no outstanding balance included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with TB. The overdraft facility has a stated interest rate equal to TB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2019, there were no outstanding borrowings under the facility.

12. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by STI for the predecessor period. The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by Parent for the successor period. In accordance with the tax allocation agreements between the Company and STI for the predecessor period and between the Company and the Parent for the successor period, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The components of the provision for income taxes included in the statement of comprehensive income as determined in accordance with ASC Topic 740, *Income Taxes*, for the year ended December 31, 2019 are presented in the following table:

	Predecessor	Successor
	Period from January 1, 2019 through December 6, 2019	Period from December 7, 2019 through December 31, 2019
Current expense:		
Federal	$ 9,552	$ 1,922
State	1,057	278
Total current expense	10,609	2,200
Deferred expense:		
Federal	422	(1,650)
State	619	(529)
Total deferred expense	1,041	(2,179)
Provision for income taxes	$ 11,650	$ 21

A reconciliation of the provision for income taxes at the statutory federal income tax rate to the Company's actual provision for income taxes and actual effective tax rate is presented in the following table:

	Predecessor	Successor
	Period from January 1, 2019 through December 6, 2019	Period from December 7, 2019 through December 31, 2019
Federal income taxes at statutory rate	$ 12,235	$ 130
Increase (decrease) in provision for income taxes as a result of:		
State income taxes, net of federal tax benefit	1,323	(198)
Transfers of net deferred tax assets	(1,643)	-
Restricted Stock	(790)	-
Meals and entertainment	655	66
Other, net	(130)	23
Provision for income taxes	$ 11,650	$ 21

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the DTAs ("Deferred Tax Assets") or DTLs ("Deferred Tax Liabilities") are expected to be realized. The net deferred income tax liability is recorded in the Statement of Financial Condition. The significant DTAs and DTLs at December 31, 2019 net of the federal impact for state taxes, are presented in the following table:

	2019
Deferred tax assets:	
Lease liability	$ 13,540
Employee benefits	23,725
Accruals and reserves	4,033
Fixed Assets	3,357
Other	90
Total deferred tax assets	44,745
Deffered tax liabilities:	
Intangibles	(2,882)
Lease asset	(12,999)
Other	(713)
Total deferred tax liabilities	(16,594)
Net deferred tax asset (liability)	$ 28,151

A valuation allowance is not required for the federal and state deferred tax assets because the Company believes it is more-likely-than-not that these assets will be realized.

No unrecognized tax benefits have been recorded under ASC Topic 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within twelve months of this reporting date.

STI's federal income tax returns, in which the Company is included, are no longer subject to examination by the IRS for taxable years prior to 2016. With limited exceptions, the various consolidated or combined state income tax returns filed by STI, in which the company is included, along with the Company's separate income tax returns, are no longer subject to examination by state and local taxing authorities for taxable years prior to 2013.

13. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company is party to numerous civil claims and lawsuits and subject to regulatory examinations, investigations, and requests for information. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on unsubstantiated

legal theories, unsupported by facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. These factors make it difficult for the Company to provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. However, on a case-by-case basis, an accrual is established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts accrued. This does not represent the Company's maximum loss exposure. For these, and other matters, where an unfavorable outcome is reasonably possible but not probable, there may be a range of possible losses in excess of the established liability that cannot be estimated.

Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently accrued, if any, will not, individually or in the aggregate, have a material impact on the Company's financial condition, comprehensive income, or cash flows. However, in light of the significant uncertainties involved in these matters and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's financial condition, comprehensive income, or cash flows for any given reporting period.

The following is a description of certain litigation and regulatory matters:

Millennium Lender Claim Trust

In August 2017, the Trustee of the Millennium Lender Claim Trust filed a suit in the New York State Court against the Company, SunTrust Bank, and other lenders of the $1.8 Billion Millennium Health LLC f/k/a Millennium Laboratories LLC (Millennium) syndicated loan. The Trustee alleges that the loan was actually a security and that defendants misrepresented or omitted to state material facts in the offering materials and communications provided concerning the legality of Millennium's sales, marketing, and billing practices and the known risks posed by a pending government investigation into the illegality of such practices. The Trustee brings claims for violation of the California Corporate Securities Law, the Massachusetts Uniform Securities Act, the Colorado Securities Act, and the Illinois Securities Law, as well as negligent misrepresentation and seeks rescission of sales of securities as well as unspecified rescissory damages, compensatory damages, punitive damages, interest, and attorneys' fees and costs. The defendants have removed the case to the U.S. District Court for the Southern District of New York and the Trustee's motion to remand the case back to state court was denied. The defendants filed a motion to dismiss the claims on April 12, 2019. As of December 31, 2019 and the issuance date of these financial statements, the matter was still on-going. However, no amounts have been paid or received other than ongoing attorney's fees. Based on the information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Notes to Financial Statements (continued)

December 31, 2019

available, the Company believes the matter will not have a material adverse effect on these financial statements.

14. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. The Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2019, the Company experienced no net losses as a result of the indemnity. The clearing agreement expires May 2020.

The Company utilizes Fixed Income Clearing Corporation (FICC) for trade comparison, netting and settlement of fixed income securities. On November 15, 2018, a SEC rule change became effective providing FICC with a committed liquidity resource (CCLF). FICC, a designated systematically important financial market utility, needs the CCLF to help meet its cash settlement obligations in the event of a default of the Government Securities Division (GSD) netting member to which FICC has the largest exposure in extreme but plausible market conditions. In the event of a GSD netting member default, FICC would first obtain liquidity through its other available non-CCLF liquidity resources. These resources include cash and securities in the GSD's clearing fund, uncommitted repurchase transactions using the securities that were destined for delivery to the defaulting netting member, and uncommitted bank loans. In the event that these other liquidity resources were insufficient to meet FICC's clearing counterparty obligations to the GSD's non-defaulting netting members, FICC would initiate CCLF repurchase transactions with the GSD's non-defaulting netting members up to a pre-determined capped amount to make up the shortfall in liquidity and meet GSD's financial obligations as a central counterparty clearing house. To the extent that FICC initiates a CCLF transaction, the term of the repurchase will be overnight subject to 30 calendar day maximum duration for U.S. Treasuries and 60 calendar day maximum duration for mortgaged-backed securities. FICC will use a rule-based approach to allocate CCLF obligations, with those netting members that place a higher liquidity burden on FICC responsible for a larger share of the CCLF. FICC apprises the Company of its share of the maximum funding need for CCLF on a

monthly basis.   The Company's CCLF requirement varies on a month to month basis and is based on GSD's peak liquidity needs from the previous six months, assuming that the potential defaulting netting member is also GSD's largest CCLF contributor.   The Company believes that it is unlikely it will have to be counterparty to potential CCLF repurchase transactions under this agreement and has not recorded any contingent liability in the financial statements for this SEC rule change.   As of December 31, 2019, the Company had a current CCLF requirement, from FICC, of $149 million.

15. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net capital, as defined, of $625.8 million, which was $624.8 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2019
(In Thousands)

Computation of net capital

Total shareholder's equity		$ 1,135,867
Total capital and allowable subordinated borrowings		1,135,867
Deductions and/or charges:		
Nonallowable assets:		
Goodwill and other intangibles, net of accumulated depreciation	150,046	
Accrued interest, receivables, and other assets	52,631	
Deposits with clearing organizations	14,955	
Deferred taxes	28,150	
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	17,058	
Total nonallowable assets	262,840	
Other deductions or charges	26,128	288,968
Net capital before haircuts on securities positions		846,899
Open contractual commitments	198	
Haircuts on securities:		
Corporate debt obligations	158,558	
U.S. government and agency obligations	14,739	
State and municipal obligations	887	
Commercial paper	14,924	
Stocks and warrants	5,421	
Other securities	26,404	221,131
Net capital		$ 625,768

Computation of alternative net capital requirement

2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater)		1,000
Excess net capital		$ 624,768
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		$ 624,568

There are no material differences between this computation and the Company's amended unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2019, filed on March 31, 2020.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019
(In Thousands)

Credit balances:		
Customer-related fails to receive	$	1,218
Market value of short securities and credits in all suspense		
accounts over 30 calendar days		6,170
Total credit balances	$	7,388
Debit balances:		
Customer-related fails to deliver		1,751
Gross debits		1,751
Less 3%		(53)
Total debit balances	$	1,698
Reserve computation:		
Excess of total credits over total debits required to be on deposit		
in the "Reserve Bank Account"		5,690
Amount on deposit in the "Reserve Bank Account" at December 31, 2019	$	30,296

There are no material differences between this computation and the Company's amended unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2019, filed on March 31, 2020.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2019

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's amended unaudited Financial and Operational Combined Uniform Single ("FOCUS") Report as of December 31, 2019, filed on March 31, 2020.